UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 26 October 2009

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Fall of ground accident at Harmony's Target mine

Johannesburg. Monday, 26 October 2009. Harmony Gold Mining Company Limited (Harmony) regretfully announces that a fall of ground accident occurred at its Target Mine in the Free State earlier today. Sadly two of our colleagues passed away as a result of the accident. At this stage we do not know how many other employees have been affected by the accident.

Rescue operations are underway with four proto-teams at the scene, who are working hard to bring the trapped employees to the surface safely. The company's primary concern is for the safety of its employees. No further information is available at this stage.

ends.

Issued by Harmony Gold Mining Company Limited

26 October 2009

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations

on +27 (0)82 888 1242

or

Esha Brijmohan
Investor Relations Officer

on +27 (0)82 759 1775

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
NASDAQ: HMY
ISIN No.: ZAE000015228

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 26, 2009

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Interim Financial Director